# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WideOpenWest, Inc., CIK 0001701051
CUSIP: 96758W101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7887 EAST BELLEVIEW AVENUE, SUITE 1000, ENGLEWOOD, Colorado (CO), 80111
Date of event which requires filing of this statement: 12/31/2025
Amends the filing with accession number 0000950103-25-010276
Filed by CIK 0001703027
Persons authorized to receive notices and communications: Poojitha Mantha, Crestview Partners, 590 Madison Avenue, 42nd Floor, New York, New York (NY), 10022, (212) 906-0788; Michael Davis, Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York (NY), 10017, (212) 450-4184

## Reporting persons
- Crestview Partners III GP, L.P. (CIK 0001703027): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 31,856,414; sole dispositive power 0; shared dispositive power 31,856,414; aggregate amount beneficially owned 31,856,414 (37.17% of the class)
- Crestview W1 Holdings, L.P. (CIK 0001703151): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 25,142,311; sole dispositive power 0; shared dispositive power 25,142,311; aggregate amount beneficially owned 25,142,311 (29.336% of the class)
- Crestview W1 TE Holdings, LLC (CIK 0001703176): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,245,968; sole dispositive power 0; shared dispositive power 1,245,968; aggregate amount beneficially owned 1,245,968 (1.4538% of the class)
- Crestview W1 Co-Investors, LLC (CIK 0001703177): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,849,639; sole dispositive power 0; shared dispositive power 4,849,639; aggregate amount beneficially owned 4,849,639 (5.6586% of the class)
- Crestview Advisors, L.L.C. (CIK 0001559054): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 618,496; sole dispositive power 0; shared dispositive power 618,496; aggregate amount beneficially owned 618,496 (0.7217% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: WideOpenWest, Inc.
Address of issuer's principal executive offices: 7887 EAST BELLEVIEW AVENUE, SUITE 1000, ENGLEWOOD, Colorado (CO), 80111
Comment:
Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Exchange Act, the undersigned hereby amends the Schedule 13D originally filed on June 7, 2018, as amended by Amendment 1 thereto filed on August 8, 2018, Amendment 2 thereto filed on March 18, 2019, Amendment 3 thereto filed on April 2, 2019, Amendment 4 thereto filed on October 11, 2019, Amendment 5 thereto filed on May 2, 2024 and Amendment 6 thereto filed on August 13, 2025 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Class A Shares"), of WideOpenWest, Inc., a Delaware corporation (the "Issuer").

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment 7 does not modify any of the information previously reported in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

The descriptions of the Transactions, including the Merger, under Item 4 are incorporated herein by reference in their entirety.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

As previously disclosed, on August 11, 2025, the Issuer entered into an Agreement and Plan of Merger, dated as of August 11, 2025 (the "Merger Agreement"), by and among the Issuer, Bandit Parent, LP ("Parent"), a Delaware limited partnership and Bandit Merger Sub, Inc. ("Merger Sub"), a Delaware corporation and an indirect wholly owned Subsidiary of Parent. Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, at the closing of the transactions contemplated by the Merger Agreement on December 31, 2025 (the "Closing"), Merger Sub merged with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation (the "Surviving Corporation").

At the Effective Time, in accordance with the terms set forth in the Merger Agreement, each outstanding restricted share award in respect of Company Common Stock (each, a "Company RSA") that was held by a Rollover Stockholder as of immediately prior to the Effective Time (each, a "Rollover RSA") became fully vested and was treated as a Rollover Share.

Upon the consummation of the Merger, the Shares were delisted from the New York Stock Exchange, the Issuer's obligations to file periodic reports under the Exchange Act were terminated and the Issuer became privately held by the Reporting Persons and DigitalBridge Investments, LLC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of this Schedule 13D is hereby amended and restated in its entirety as follows:

See item 9 on the Cover Pages to this Schedule 13D.

The Reporting Persons have acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially own an aggregate of 31,856,414 Common Shares, or approximately 37.170% of the 85,703,763 outstanding Common Shares of the Issuer as of October 29, 2025, as described in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 5, 2025.

Crestview Partners GP controls, indirectly through its affiliates, (i) the general partner of Crestview W1 and (ii) the managing member of each of Crestview W1 TE and Crestview W1 Co-Invest. Crestview Advisors, L.L.C. provides investment advisory and management services to certain of the foregoing entities.

Crestview Partners GP may be deemed to have beneficial ownership over the Common Shares of the Issuer beneficially owned by Crestview W1, Crestview W1 TE, Crestview W1 Co-Invest and Crestview Advisors, L.L.C. Crestview Partners GP exercises voting and dispositive power over the Common Shares of the Issuer held by Crestview W1, Crestview W1 TE and Crestview W1 Co-Invest, which decisions are made by the investment committee of Crestview Partners GP.

Brian P. Cassidy, Daniel G. Kilpatrick and Barry S. Volpert are each members of the Issuer's board of directors (each, a "Crestview Director"). Messrs. Cassidy and Kilpatrick each hold the title of Partner at Crestview, L.L.C. (which is the general partner of Crestview Partners III GP) and the title of Partner at Crestview Advisors, L.L.C. Mr. Volpert holds the title of CEO of Crestview, L.L.C. and Crestview Advisors, L.L.C.

Messrs. Cassidy, Kilpatrick and Volpert have each assigned all rights, title and interest in the underlying awards of restricted stock units to Crestview Advisors, L.L.C.

Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

The information disclosed under Item 4 is incorporated herein by reference in its entirety.

## Signatures
- Crestview Partners III GP, L.P.: /s/ Poojitha Mantha, By: Crestview, L.L.C., its general partner, By: Poojitha Mantha/Chief Compliance Officer (12/31/2025)
- Crestview W1 Holdings, L.P.: /s/ Poojitha Mantha, By: Crestview W1 GP, LLC, its general partner, By: Poojitha Mantha/Chief Compliance Officer (12/31/2025)
- Crestview W1 TE Holdings, LLC: /s/ Poojitha Mantha, Poojitha Mantha/Chief Compliance Officer (12/31/2025)
- Crestview W1 Co-Investors, LLC: /s/ Poojitha Mantha, Poojitha Mantha/Chief Compliance Officer (12/31/2025)
- Crestview Advisors, L.L.C.: /s/ Poojitha Mantha, Poojitha Mantha/Chief Compliance Officer (12/31/2025)